

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 2, 2011

Via E-Mail

Mary Ann Todd, Esq.
Munger, Tolles & Olson LLP
355 South Grand Avenue
Suite 3500
Los Angeles, CA 90071

>   **Re: 99 Cents Only Stores**
>   **Preliminary Revised Schedule 14A**
>   **Filed November 23, 2011**
>   **File No. 001-11735**
>
>   **Amended Schedule 13E-3**
>   **Filed November 23, 2011 by 99 Cents Only Stores, et. al.**
>   **File No. 005-51069**

Dear Ms. Todd:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 4

1.   Please revise the disclosure to include a section on the fairness determination of the filing persons other than the Company.

Special Factors

The Special Committee, page 33

2.   Please revise your disclosure to include the substance of your response to prior comment 14.

Opinion of Financial Advisor to Our Special Committee and Board of Directors, page 40

3.   We reissue prior comment 17 in part. Disclose the enterprise value of each company included in the disclosed Selected Precedent Transaction analysis.

4.   We reissue prior comment 19.

5.	We reissue prior comment 22 in part. Disclose the findings in the referenced presentation as required by Item 1015(b)(6) of Regulation M-A.

6.	Please disclose the substance of your response to prior comment 23.

Position of the Rollover Investors as to the Fairness of the Merger, page 55

7.	We note your response to prior comment 29. Revise each previously referenced section to explain how the absence of a requirement that the merger be approved by a majority of the common stock held by unaffiliated security holders affected the fairness determination of the Rollover Investors and of Parent, Merger Sub, the Ares Filing Persons and CPPIB.

Financing of the Merger, page 65

8.	We note the response to prior comment 32. With a view toward revised disclosure, please tell us what obligation Parent is under to appoint investment banks to sell or privately place the Senior Notes. Is Parent required to make a reasonable effort to effect the appointment? May Parent simply choose not such an appointment and thus effectively terminate the Initial Lenders' obligation to provide the debt financing?

	Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

	Sincerely,

	/s/ Daniel F. Duchovny
	Daniel F. Duchovny
	Special Counsel
	Office of Mergers and Acquisitions